SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

NCI, INC.

(Name of Subject Company)

NCI, INC.

(Name of Persons Filing Statement)

Class A Common Stock, $0.019 par value	Class B Common Stock, $0.019 par value
(Title of Class of Securities)	(Title of Class of Securities)

62886K104	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Michele R. Cappello

General Counsel and Corporate Secretary

NCI, Inc.

11730 Plaza America Drive

Reston, Virginia 20190-4764

(703) 707-6900

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Deyan P. Spiridonov

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, CA 92121

(858) 458-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On July 2, 2017, NCI, Inc., a Delaware corporation (“NCI” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cloud Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), and Cloud Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). Parent and Purchaser are beneficially owned by affiliates of H.I.G. Capital, LLC (collectively, “HIG”).

Pursuant to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s Class A common stock, par value $0.019 per share, and Class B common stock, par value $0.019 per share (collectively, the “Shares”), at a price per Share of $20.00, net to the seller thereof in cash, without interest, and subject to deduction for any required withholding of taxes. Pursuant to the terms of the Merger Agreement, Purchaser is obligated to commence the Offer as promptly as practicable, but in no event later than July 17, 2017.

This Schedule 14D-9 filing consists of the following documents related to the acquisition of the Company by Parent: (i) a press release of the Company (Exhibit 99.1); and (ii) an email communication to the Company’s employees (Exhibit 99.2), which were first used or made available on July 3, 2017.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements related to NCI, Inc., including statements about the proposed acquisition of NCI by Parent and Purchaser, the parties’ ability to close the proposed transaction, the expected closing date of the proposed transaction, and NCI’s future growth prospects. Statements in this communication that are not historical or current facts are forward-looking statements. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause NCI’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, without limitation, risks and uncertainties related to: whether the proposed transaction will close; the timing of the closing of the proposed transaction; the outcome of any regulatory review of the proposed transaction; the ability of the parties to complete the proposed transaction; the ability of the parties to meet other closing conditions; how many NCI stockholders tender their shares in the proposed transaction; the outcome of legal proceedings that may be instituted against NCI and/or others related to the proposed transaction; unexpected costs or unexpected liabilities that may result from the proposed transaction, whether or not consummated; the possibility that competing offers will be made; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; NCI’s ability to win recompete bids from existing customers; NCI’s ability to compete in its industry with companies that are significantly larger and have greater resources than NCI; any changes in general economic and/or industry-specific conditions; and other risks and uncertainties described more fully in NCI’s documents filed with or furnished to the SEC. More information about these and other risks that may impact NCI’s business are described in the “Risk Factors” sections of its Annual Report on Form 10-K for the year ended December 31, 2016, its subsequently filed quarterly reports, and other reports filed with the SEC, which are available free of charge on the SEC’s website at http://www.sec.gov and on NCI’s website at http://www.nciinc.com. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this communication are based on information available to NCI as of the date hereof, and NCI undertakes no obligation to update, amend or clarify any forward-looking statement for any reason.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced. Neither this communication nor the information incorporated herein by reference is an offer to purchase or a solicitation of an offer to sell any Shares or any other securities of the Company. On the commencement date of the Offer, Parent and Purchaser, affiliates of H.I.G. Middle Market, LLC, will file a Tender Offer Statement on Schedule TO (“Schedule TO”), including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and thereafter, NCI will file a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) with the SEC. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such statements. Investors and security holders are urged to read, carefully and in their entirety, both the Schedule TO and the Schedule 14D-9 regarding the Offer, as each may be amended from time to time, and any other documents relating to the Offer that are filed with the SEC, when they become available because they will contain important information relevant to making any decision regarding tendering Shares. These materials will be sent free of charge to all stockholders of NCI when available. In addition, at such time such materials (and all other materials filed by NCI with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and may also be obtained by directing a request to the Company’s Investor Relations department at (703) 707-6900.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be “participants” in any solicitation of the Company’s stockholders in connection with the proposed transactions contemplated by the Merger Agreement. Information regarding the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, as filed with the SEC on May 1, 2017. Investors may obtain additional information regarding the interest of such participants by reading the Schedule TO and Schedule 14D-9 when they become available.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated July 3, 2017.

99.2	Email to employees, sent on July 3, 2017.